Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 6, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______________

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: September 6, 2002	By:	/s/ Miranda Weeks

Miranda Weeks Investor Relations Officer

Paris-La Défense, September 4, 2002

PRESS RELEASE

NEW CONTRACT AWARD BY ENTERPRISE PRODUCTS PARTNERS
FOR A GAS PLANT IN THE U.S.A

Technip-Coflexip (NYSE: TKP and Euronext: 13170) has been awarded, by Enterprise Products Partners L.P. (NYSE: EPD) acting on behalf of its joint venture with Marathon Oil, a lump sum turnkey contract for engineering, procurement, construction and start-up of a nominal 350 MMSCFD cryogenic gas processing train at Enterprise’s Neptune gas processing plant.

The Neptune gas processing plant, owned 66% by Enterprise and 34% by Marathon Oil Company, is located near Morgan City, La. The existing plant has a capacity of 300 MMSCFD, which Technip-Coflexip also designed and built recently.

It provides midstream energy services to producers of natural gas from the continental shelf and deep waters of the Gulf of Mexico.

Technip-Coflexip services will include project management, detail engineering, procurement of equipment and materials, construction management, construction, precommissioning, and commissioning.

The overall expansion project will be carried out by Technip USA Corporation in Houston, Texas.

Completion of the work is slated for September 2003.

This new award adds to the remarkable list of Technip-Coflexip’s references in cryogenic gas processing and continues a long working relationship with Enterprise and its partners.

Larry Pope, President and CEO of Technip USA Corporation stated: “We are very pleased to have been awarded this new contract which demonstrates the continued confidence of Enterprise towards Technip-Coflexip. This significant project is the result of close cooperation between our common teams and bodes well for our future growth in the gas processing arena.”

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With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

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Enterprise Products Partners L.P. is the second largest publicly traded, midstream energy partnership with an enterprise value of approximately $5 billion. Enterprise is a leading provider of midstream energy services to producers and consumers of natural gas and natural gas liquids (“NGLs”). The Company’s services include natural gas transportation, processing and storage and NGL fractionation (or separation), transportation, storage and import/export terminaling. The Company’s assets are geographically focused on the United States’ Gulf Coast, which accounts for approximately 55 percent of both domestic natural gas and NGL production and 75 percent of domestic NGL demand.

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TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans	Miranda Weeks
Press Relations	Investor Relations Officer
TECHNIP-COFLEXIP	TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85	Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 47 78 24 33	Fax +33 (0) 1 55 91 87 11
E-mail: shallemans@technip-coflexip.com	E-mail: mweeks@technip-coflexip.com

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